SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			473,610,009	1.4129	0.8298
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with Company	Sell	04	5,000,000	803.42	4,017,100.00
Shares	Preferred	Direct with Company	Sell	04	8,000,000	803.42	6,427,360.00
Shares	Preferred	Direct with Company	Sell	07	15,000,000	809.95	12,149,250.00
Shares	Preferred	Direct with Company	Sell	08	30,000,000	823.25	24,697,500.00
Shares	Preferred	Direct with Company	Sell	11	25,000,000	794.72	19,868,000.00
Shares	Preferred	Direct with Company	Sell	18	8,050,630	774.57	6,235,776.15
Shares	Preferred	Direct with Company	Sell	09	24,425	818.81	19,999.43
Shares	Preferred	Direct with Company	Sell	28	26,300	760.45	19,999.84
Shares	Preferred	Direct with Company	Sell	09	5,000,000	818.81	4,094,050.00
Shares	Preferred	Direct with Company	Sell	09	1,316,056	818.81	1,077,599.84
Shares	Preferred	Direct with Company	Sell	18	663,870	774.57	514,214.02
Shares	Preferred	Direct with Company	Sell	18	3,410,109	774.57	2,641,368.09
Shares	Preferred	Direct with Company	Sell	18	12,172,727	774.57	9,428,629.15
Shares	Preferred	Direct with Company	Sell	18	3,171,798	774.57	2,456,779.30
Shares	Preferred	Direct with Company	Sell	03	1,350,000	797.88	1,077,138.00
Shares	Preferred	Socopa	Sell	03	285	797.00	227.15
Shares	Preferred	Socopa	Sell	03	50,000	798.00	39,900.00
End Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			355,373,809	1.0602	0.6226

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Audit Commitee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			19,919,804,633	84.5556		34.8994
Shares	Preferred			12,174,387,046	36.3203		21.3295
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	buy	31	1,612,915,545	1,224.64	1,975,240,893.03
Shares	Common	Itaú Corretora	buy	31	1,347,155,632	1,224.64	1,649,780,673.17

Shares	Common	Bradesco	sell	31	6,840	1,224.64	8,376.53
Shares	Common	Itaú Corretora	sell	31	5,371,880	1,224.64	6,578,619.12
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			22,874,497,090	97.0976		40.0760
Shares	Preferred			12,174,387,046	36.3203		21.3295

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors		( ) Management	( ) Audit Commitee		(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			42,840	0.0002		0.0001
Shares	Preferred			6,725	0.0000		0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	sell	31	42,840	1,224.64	52,463.57
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			0	0.0000		0.0000
Shares	Preferred			6,725	0.0000		0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.